Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement

No. 333-214056

October 19, 2016

United Parcel Service, Inc.

FINAL TERM SHEET

Security Offered:	1.000% Senior Notes due 2028 (the “2028 Notes”)

Issuer:	United Parcel Service, Inc. (the “Company”)

Expected Ratings:	A1/A+

Principal Amount:	€500,000,000

Trade Date:	October 19, 2016

Settlement Date:	October 24, 2016 (T+3)

Maturity Date:	November 15, 2028

Price to Public:	99.853%

Net Proceeds to Company (before expenses):	€496,890,000

Benchmark Security:	DBR 0.000% due August 15, 2026

Benchmark Security Price and Yield:	99.725; 0.028%

Spread to Benchmark Security:	+98.5 basis points

Mid-Swap Yield:	0.563%

Spread to Mid-Swap Yield:	+45 basis points

Re-offer Yield:	1.013%

Coupon (Interest Rate):	1.000%

Record Dates:	November 1, beginning November 1, 2017 or, if the notes are represented by one or more global notes, the close of business on the business day immediately preceding the related Interest Payment Date.

Interest Payment Dates:	Annually on November 15, beginning November 15, 2017 (long first coupon)

Minimum Denominations:	The 2028 Notes will be issued in denominations of €100,000 and in integral multiples of €1,000 in excess thereof.

Optional Redemption:	The 2028 Notes will be redeemable at the Company’s option at any time prior to August 15, 2028 (three months prior to their maturity), as a whole or in part, at the greater of (i) 100% of the principal amount of such 2028 Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such 2028 Notes discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate plus 0.15% (15 basis points), plus accrued interest to the redemption date.

The 2028 Notes will be redeemable at the Company’s option at any time on or after August 15, 2028 (three months prior to their maturity), at a redemption price equal to 100% of the principal amount of such 2028 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

CUSIP:	911312 AX4

ISIN:	XS1405767515

Common Code:	140576751

Listing:	The Company intends to apply to list the 2028 Notes on the New York Stock Exchange.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Form:	Clearstream/Euroclear, Book-Entry

Law:	New York

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas J.P. Morgan Securities plc Société Générale Lloyds Bank plc Standard Chartered Bank

Co-Managers:

BNY Mellon Capital Markets, LLC

Commerzbank Aktiengesellschaft

Fifth Third Securities, Inc.

HSBC Bank plc

ING Bank N.V., Belgian Branch

Mizuho International plc

MUFG Securities EMEA plc

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations. Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847; BNP Paribas toll-free at 1-800-854-5674; J.P. Morgan Securities plc by telephone collect at +44-207-134-2468; or Société Générale by telephone collect at +44-20-7676-7618.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.